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NOV 29 2012

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DD 11/29

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC File Number
8-48095

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 10/01/11 and ending 09/30/12

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Carolina Capital Markets, Inc.

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
400 Meadowmont Village Circle, Suite 429
(No. and Street)

Chapel Hill	NC	27517
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Thomas G. Shugrue (919) 960-0807
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

1211 West 22nd Street, Suite 110
(No. and Street)

Oak Brook	Illinois	60523
(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

DD 12/17

OATH OR AFFIRMATION

I, **Thomas G. Shugrue**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Carolina Capital Markets, Inc. as of September 30, 2012, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

President
Title

JONATHAN REDA
NOTARY PUBLIC
ORANGE COUNTY, NC

Notary Public
Jonathan Reda

My commission expires 6-30-2015

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAROLINA CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2012


DeMarco
Sciaccotta
Wilkens &
Dunleavy

INDEPENDENT AUDITORS' REPORT

Board of Directors
Carolina Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Carolina Capital Markets, Inc. as of September 30, 2012 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly in all material respects, the financial position of Carolina Capital Markets, Inc. as of September 30, 2012, in conformity with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Oak Brook, Illinois
November 21, 2012

1211 West 22nd Street, Suite 110 | Oak Brook, Illinois 60523 | Phone: 708.489.1680 Fax: 847.750.0490 | dscpagroup.com

CAROLINA CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2012

ASSETS

Cash and cash equivalents	$ 149,371
Receivable from broker/dealers	1,500,761
TOTAL ASSETS	$ 1,650,132

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	$ 982,120
Commissions payable	172,803
Total Liabilities	$ 1,154,923
SHAREHOLDER'S EQUITY	
Common stock	$ 234,620
Additional paid-in capital	112,391
Retained earnings	148,198
Total Shareholder's Equity	$ 495,209
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 1,650,132

The accompanying notes are an integral part of this financial statement.

CAROLINA CAPITAL MARKETS. INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED SEPTEMBER 30. 2012

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - Carolina Capital Markets, Inc. (the "Company"), a wholly-owned subsidiary of The North Carolina Company (the "Parent"), was incorporated in the state of North Carolina on February 1, 1994. The Company is registered as a broker/dealer and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Securities Transactions - Securities transactions of the Company, including commission revenue and related expense, are recorded on a trade date basis, which is the same business day as the transaction date.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, most of the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

NOTE 2 - FAIR VALUE MEASUREMENT - *(Continued)*

Cash equivalents, as stated on the statement of financial condition, have been valued using Level 1 inputs. No valuation techniques have been applied to any other assets or liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical value.

NOTE 3 - INCOME TAXES

Both the Company and the Parent have elected S Corporation status for federal income tax purposes. Income taxes are therefore the responsibility of the individual shareholders of the Parent.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2008.

NOTE 4 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company enters into various transactions on customers' behalf, involving derivatives and other off-balance sheet financial instruments. These derivative financial instruments are used to meet the needs of customers and are, therefore, subject to varying degrees of market and credit risk.

Since the Company enters into the foregoing transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to the foregoing derivatives and other off-balance sheet financial instruments, as mentioned below.

NOTE 4 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT - *(Continued)*

In order to facilitate the aforementioned transactions, as well as other transactions on behalf of its customers, the Company maintains an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer.

As part of the terms of the agreement between the Company and the Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

In April 2008, the Company entered into the aforementioned agreement. Under terms of the agreement the Company is required to maintain a $250,000 deposit with the Clearing Broker/dealer. Also, included in the agreement are monthly minimum charges, additional net capital requirements and termination fees to be paid by the Company if this agreement is terminated by the Company prior to the end of the fifth year of the agreement. The Company is also prohibited from entering into other similar agreements without prior written consent from the Clearing Broker/dealer.

CAROLINA CAPITAL MARKETS. INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED SEPTEMBER 30, 2012

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2012, the Company's net capital and required net capital was $495,209 and $100,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 233%.

NOTE 6 - COMMON STOCK

The Company, at September 30, 2012, has the following authorized, issued and outstanding common stock:

Class A, voting, no par value, authorized 400,000 shares, issued and outstanding 40,000 shares	$ 234,620
Class B, non-voting, no par value, authorized 100,000 shares, issued and outstanding 0 shares	-0-
Total	$ 234,620

NOTE 7 - OTHER COMMITMENTS

Operating Leases - Minimum annual rentals under non-cancellable leases for office space, expiring July 2013, and quotation services, expiring at various times through June 2014, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, will total $177,386 and $54,615 for the years ending September 30, 2013 and 2014, respectively.

NOTE 7 - OTHER COMMITMENTS - *(Continued)*

Payments pursuant to the above quotation service agreements during the year totaled $139,976. Payments pursuant to the office lease were made by the Parent (Note 8). The Parent is also named on the office lease.

NOTE 8 - RELATED PARTIES

As previously mentioned, the Company is a wholly-owned subsidiary of The North Carolina Company.

Pursuant to an agreement (amended effective January 1, 2012 and August 31, 2012) with the Parent, the Company, beginning in September 2012, is required to pay the Parent $58,000 at the beginning of each month as reimbursement for certain overhead, salaries and operating expenses.

Expenses incurred pursuant to this agreement, which total $588,500 as well as additional payments to Parent, are allocated as follows, on the statement of income:

	Monthly, Per Agreement	Allocations Per Statement of Income
Occupancy	$ 7,500	$ 74,400
Travel	5,000	115,000
Management fees	500	6,000
Salaries	35,000	315,000
Other	10,000	78,100
	$ 58,000	$ 588,500

The Company also incurred an additional $1,168,324 in management fees to Parent.

NOTE 9 - 401(k) PLAN

The Company has adopted a deferred compensation plan commonly referred to as a 401(k) Plan. The plan is also in the name of The North Carolina Company. Effective January 1, 2012, the Company's employees were compensated by the Parent as part of the expense sharing agreement (Note 8). The Parent will make employer contributions in an amount equal to 3% of employee's compensation and is permitted to make additional discretionary contributions. Company contributions to the plan for the three months ended December 31, 2011 totaled $3,975. This amount is included in compensation and related benefits on the statement of income. The management of the Company and the Parent intend to terminate the Plan on December 31, 2012.

NOTE 10 - DEFINED BENEFIT PLAN

The Company maintained a defined benefit pension plan (the "Plan"). The Plan was first effective January 1, 2009 and covered certain eligible employees, as defined. Such employees were not vested until they reach three years of service, at which time they are 100% vested as to their benefits. Effective January 1, 2012, the Plan was transferred to the Parent.

On October 14, 2011, the Plan was frozen. As a result, there are no current or future obligations to the Plan on behalf of the Parent as of September 30, 2012. The Parent's management intends to terminate the Plan on December 31, 2012.